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SECURITIES AND EXCHANGE COMMISSION

04004506

SEC FILE NUMBER
8-50982

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benefit Finance Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

St. Louis	Missouri	63131-1850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Garlich — 314-729-2210
(Area Code – Telephone No.)

RECEIVED FEB 2 4 2004

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co., LLP
(Name – *if individual, state last, first, middle name)*

One North Brentwood	Clayton	MO	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Garlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31,2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2006
NOTARY SEAL
St. Louis County
NOTARY PUBLIC, STATE OF MISSOURI

Signature

EVP

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report On Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Contents

	Page
Independent Auditors' Report	1
Facing Page	2
Oath Or Affirmation	3
Financial Statements	
Statement Of Financial Condition	4
Statement Of Changes In Member's Equity	5
Statement Of Income	6
Statement Of Cash Flows	7
Notes To Financial Statements	8 - 10
Supplementary Information	
Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission	11
Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission	12
Reconciliation With Company's Computation Of Net Capital	13
Exemptive Provision Under Rule 15c3-3	14
Independent Auditors' Report On Internal Accounting Control	15 - 17

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC as of December 31, 2003, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

January 28, 2004

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

Cash and cash equivalents	$ 664,977
Securities owned - not readily marketable, at estimated fair value	42,300
Accounts receivable	223
	$ 707,500

Liabilities And Member's Equity

Liabilities	
Accounts payable	$ 530
Due to affiliated company	173,920
Deferred revenue	380,000
Total Liabilities	554,450
Member's Equity	
Contributed capital	19,000
Retained earnings	134,050
Total Member's Equity	153,050
	$ 707,500

See the accompanying notes to financial statements.

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2003

Balance - Beginning Of Year	$ 449,319
Net Income	503,731
Distributions	(800,000)
Balance - End Of Year	$ 153,050

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2003

Revenues	
Commissions earned	$ 2,329,681
Plan administration fees	861,260
Other fee income	74,757
Interest and dividends	8,344
Other income	482
Total Revenues	3,274,524
Expenses	
Management fee	2,750,000
Taxes and licenses	11,198
Professional fees	8,190
Other expenses	1,405
Total Expenses	2,770,793
Net Income	$ 503,731

See the accompanying notes to financial statements.

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

Cash Flows From Operating Activities	
Net income	$ 503,731
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	25,617
Decrease in due from affiliated company	321,266
Decrease in other assets	47
Increase in accounts payable	355
Increase in due to affiliated company	53,920
Net Cash Provided By Operating Activities	904,936
Cash Flows Used In Financing Activities	
Distributions paid to member	(800,000)
Net Increase In Cash And Cash Equivalents	104,936
Cash And Cash Equivalents - Beginning Of Year	560,041
Cash And Cash Equivalents - End Of Year	$ 664,977

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Plan administration fees are derived from policy administration pursuant to the sale, by a retail broker-dealer, of a variable insurance related contract Those administration fees not earned as of December 31, 2003 are shown as deferred revenue.

The Company also receives commissions from direct sales of corporate life insurance policies.

Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high-credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Securities

Securities not readily marketable are valued at fair value. Fair value of securities is determined by quoted market prices. The estimated fair value of securities for which there is no market prices is based on management estimates. Management has assessed that fair value approximates historical cost for securities held as of December 31, 2003. Any resulting difference between cost and market is included in principal transactions.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Income Taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company under the Internal Revenue Code. Under this election, earnings of the Company are taxed at the member level. Accordingly, no provision has been made for income taxes.

2. Operations

The Company, a wholly-owned subsidiary of Bancorp Services, LLC (Bancorp), was organized as a limited liability company on December 4, 1997 and commenced operations in December 1998. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in selling variable life insurance annuities and private placements in Missouri. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1).

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company was in compliance with both of the above stated net capital rules.

3. Related Party Transactions

Sales commissions and plan administration fees are due from and payable to an affiliated company partially owned by Bancorp. There were no sales commissions due from this affiliate at December 31, 2003. Plan administration fees are due to the affiliate in the amount of $173,920 at December 31, 2003.

4. Management Fees

The Company entered into an expense agreement with Bancorp to pay a monthly fee of $250,000 for the cost of space, equipment and technology support, sales and marketing support and administrative and financial support. The management fee for one month during 2003 was waived. Management fee expense totaled $2,750,000 in 2003. Effective January 1, 2004, the Company amended its expense agreement with Bancorp. Under the new agreement the Company will pay Bancorp a monthly management fee of $75,000.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of Benefit Finance Securities, LLC as of and for the year ended December 31, 2003 and have issued our report thereon dated January 28, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

January 28, 2004

BENEFIT FINANCE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net Capital	
Total member's equity	$ 153,050
Deductions and/or charges:	
Nonallowable assets:	
Securities owned, not readily marketable	42,300
Accounts receivable	223
Total nonallowable assets	42,523
Net capital before haircuts on security positions	110,527
Haircuts on securities	—
Net Capital	$ 110,527
Aggregate Indebtedness	$ 554,450
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 36,963
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 36,963
Excess net capital	$ 73,564
Excess net capital at 1000%	$ 55,082
Ratio of aggregate indebtedness to net capital	5.02 to 1

BENEFIT FINANCE SECURITIES, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAITAL (INCLUDED IN PART II OF FORM X-17a-5)
December 31, 2003

Net Capital as reported in Company's Part II (unaudited) Focus Report	$ 104,447
Audit adjustment to plan administration fees	6,080
Net Capital, per audited statement	$ 110,527
Aggregate Indebtedness, as reported in Company's Part II (unaudited) Focus Report	$ 440,530
Audit adjustments:	
Plan administration fee payable	(6,080)
Payment due to affiliated company	120,000
Aggregate Indebtedness, per audited statement	$ 554,450

See the accompanying independent auditors' report on supplementary information.

BENEFIT FINANCE SECURITIES, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2003

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information Relating to the Possession Or Control Requirements Under Rule 15c3-3" are inapplicable.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Internal Accounting Control

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benefit Finance Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

January 28, 2004